[Janney Montgomery Scott Letterhead]

Via EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: James E. O’Connor

Re: Great Elm Capital Corp.

Registration Statement on Form N-2

File No. 333-219574

Dear Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Janney Montgomery Scott LLC., as representative of the several Underwriters, hereby joins in the request of Great Elm Capital Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on September 13, 2017 at 4:00 p.m., Eastern time.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: September 12, 2017

(ii)	Date(s) of distribution: Commencing on September 12, 2017

(iii)	Number of prospective underwriters to whom the preliminary prospectus is expected to be furnished: 4

(iv)	Number of prospectuses expected to be distributed: approximately 2,000

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ John Nelson
Name: John Nelson
Title: Director